UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED

(Translation of registrant’s name into English)

Oak House

Hirzel Street

St. Peter Port

Guernsey GY1 2NP

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Amendment No. 1 to Report on Form 6-K/A includes materials as an exhibit that have been made available in respect of Burford Capital Limited (“Burford”) as of April 7, 2022.

This Amendment No. 1 to Report on Form 6-K/A amends the Report on Form 6-K relating to Burford’s interim report as of and for the six months ended June 30, 2021 and 2020 as filed with the US Securities and Exchange Commission on September 9, 2021.

This Amendment No. 1 to Report on Form 6-K/A is incorporated by reference into the following Registration Statements of Burford:

•	Registration Statement (Form S-8 No. 333-249328) pertaining to the 2016 Long Term Incentive Plan; and

•	Registration Statement (Form S-8 No. 333-259493) pertaining to the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Burford Capital Limited Interim Report as of and for the Six Months Ended June 30, 2021 and 2020 (as amended).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURFORD CAPITAL LIMITED

By:	/s/ Kenneth A. Brause
	Name:	Kenneth A. Brause
	Title:	Chief Financial Officer

Date: April 7, 2022